CHEETAH RESOURCES PTY LTD
ACN 625 460 513
(Purchaser)

and

AVALON ADVANCED MATERIALS INC.
(A COMPANY CONTINUED UNDER THE LAWS OF CANADA)
(Vendor)

AGREEMENT FOR SALE OF MINING ASSETS

THIS AGREEMENT is made the 23rd day of June 2019

BETWEEN

CHEETAH RESOURCES PTY LTD (ACN 625 460 513) of Level 5, 56 Pitt Street, Sydney, New South Wales, Australia, 2000 (Purchaser);

AND

AVALON ADVANCED MATERIALS INC. of #1901- 130 Adelaide St. W., Toronto, ON M5H 3P5 (the Vendor).

RECITALS

A. The Vendor is the legal and beneficial owner of the eight contiguous mining leases totalling 14,229 acres (5,786 hectares) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories, Canada as described in in Schedule 1.

B. The Vendor has, among other things, agreed to Sell to the Purchaser the Assets, and Asset Information and Grant to the Purchaser a Licence to use the Infrastructure; and

C. the Purchaser (or its Nominee) has agreed to purchase the Assets and Asset Information and hold the Licence pursuant to the terms of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement unless the context or subject matter otherwise requires:

Aboriginal Rights means a right, interest, title or entitlement to the occupation or use of land by Aboriginal groups in accordance with the laws and customs of the Aboriginal groups that is recognised in the place where the Mining Leases are situated by statute, treaty or by common law.

Agreement and this Agreement means the agreement hereby constituted and includes the Schedules and the recitals hereto.

Applicable Laws includes and federal, provincial, state, local or municipal statute, law (including common law), ordinance, rule having the force of law, regulation, by-law(zoning or otherwise) or order of any Governmental Authority) or rule of any stock exchange or securities commission having jurisdiction.

Assets means a shared interest in the Mining Leases 100% ownership of the minerals in, upon, or under the Mining Leases existing between surface topography and the depth limit of 150 metres above sea level ("ASL"), using the Canadian Geodetic elevations from heights as defined by the Natural Resources Canada as NNAD83(CSRS) with CGG2013 as the Geoid, a depth which is approximately 90 meters below surface. The Assets include the T-Zone, R-Zone, S-Zone, Tardiff and Upper Zone resources occurring above 150m ASL and excludes the Excluded Assets.

Asset Information means that portion of the Information owned by Vendor which pertains to the Assets.

Avalon Royalty means the existing 3% net smelter return ("NSR") royalty currently owned by 8110131 Canada Inc, a wholly owned subsidiary of Avalon, in respect of mining leases numbered NT 3178, NT 3179, NT 3265, NT 3266, and NT 3267.

Basal Zone the minerals in, upon or under the Mining Leases existing below 150 meters ASL using the Canadian Geodetic elevations from heights as defined by the Natural Resources Canada as NNAD83(CSRS) with CGG2013 as the Geoid and as described in the Feasibility Study.

Business Day means a day that is not a Saturday, Sunday or public holiday in Toronto, Ontario, Canada.

Claim means any right to payment or indemnity, claims, demands, legal proceedings, arbitration, dispute resolution proceedings or other causes of action whatsoever for or in respect of debts, costs, damages, expenses, charges, penalties, outgoings, losses, liabilities or obligations of whatever nature and whether arising by contract, in tort, under any statute or otherwise at law (as the circumstances may require).

Commercial Production means the removal, extracting, production, and to the extent applicable, processing of minerals by the Purchaser in relation to the Assets, resulting in a product of merchantable form in quantities larger than that required for purposes of sampling, assaying, testing, analysis or evaluation. The date of commencement of Commercial Production is to be fixed by agreement of the parties.

Completion means the completion on the Completion Date of the sale and purchase of the Assets and Asset Information in accordance with the terms of this Agreement.

Completion Date means the later of the date which is 120 days after the Execution Date and the date of completion of the completion obligations in clause 5.2.

Condition means the condition precedent set out in clause 2.1 .

Confidential Information means any trade secrets, lists of information pertaining to clients of a Party and or suppliers, specifications, drawings, inventions, ideas, records, reports, software, patents, designs, copyright material, secret processes or other information, whether in writing or otherwise, relating to a Party. Consideration has the meaning set out in clause 3.2.

Corporations Act means the Corporations Act 2001 (Cth) (Australia).

Dangerous Substance means any natural or artificial substance (whether in solid or liquid form or in the form of a gas or vapour and whether alone or in combination with any other substance) capable of causing harm to humans or any other living organism supported by the environment, or capable of damaging the environment or public health or welfare, including any controlled, special, hazardous, toxic or dangerous waste.

Deferred Cash Consideration means CAD$4,800,000.

Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest (as that term is defined in the Personal Property Securities Act (or equivalent relevant law in Canada), title retention, preferential right or trust arrangement and any other security or agreement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by operation of law or by contract, or any right or privilege capable of becoming the foregoing but does not include easements arising by operation of law, registered easements, rights of way for, or reservations relating to sewers, water lines, pipelines, and electric lines that do not have a Material Adverse Effect.

End Date means 5pm (Toronto time) on the date which is sixty (60) days from the Execution Date, unless otherwise extended by the Parties.

Environmental Laws means any law concerning the environment and any other law regulating or otherwise relating to the environment including, without limitation, land use, planning, heritage, water, catchments, pollution of air and water, noise, soil or ground water contamination, storage and handling of chemicals, waste, use of dangerous goods or substances, building regulations, public health and safety, noxious trades or any other aspect of the protection of the environment or persons or property.

Environmental Liabilities means any Claims, obligations, expenses, penalties or fines under Environmental Law, including, rehabilitation and rectification work of whatsoever nature or kind.

Event of Insolvency means:

(a)	a receiver, manager, receiver and manager, trustee, administrator, controller or similar officer is appointed in respect of a person or any asset of a person;

(b)	a liquidator or provisional liquidator is appointed in respect of the corporation;

(c)

any application (not being an application withdrawn or dismissed within 14 days) is made to a court for an order, or an order is made, or a meeting is convened, or a resolution is passed, for the purposes of:

	(i)	appointing a person referred to in paragraphs (a) or (b);

	(ii)	winding up a corporation; or

(iii)	proposing or implementing a scheme of arrangement;

(iv)	any event or conduct occurs which would enable a court to grant a petition, or an order is made, for the bankruptcy of an individual or his estate under any insolvency provision;

(d)

a moratorium of any debts of a person, or an official assignment, or a composition, or an arrangement (formal or informal) with a person’s creditors, or any similar proceeding or arrangement by which the assets of a person are subjected conditionally or unconditionally to the control of that person’s creditors or a trustee, is ordered, declared, or agreed to, or is applied for and the application is not withdrawn or dismissed within 14 days;

(e)	a person becomes, or admits in writing that it is, is declared to be, or is deemed under any Applicable Laws to be insolvent; or

(f)	any writ of execution, garnishee order, mareva injunction or similar order, attachment, distress or other process is made, levied or issued against or in relation to any asset of a person.

Execution Date means the date first written on this Agreement.

Excluded Assets means all real property, Infrastructure, Asset Information whether tangible or intangible owned by the Vendor including without limitation the Basal Zone, but specifically does not include the Assets and Asset Information being sold to the Purchaser pursuant to the terms of this Agreement.

Feasibility Study means the feasibility study completed on the development of the Basal Zone resource and completed by SNC Lavalin for the Vendor in 2013 as summarized in the Technical Report prepared by Micon International Limited and dated May 31, 2013.

Governmental Authority means any federal, provincial or municipal authority, department, commission, authority, tribunal, judicial body and any employees, officers, agents, or representatives thereof.

GST has the meaning given to it in the Excise Tax Act (Canada).

Initial Cash Consideration means CAD$200,000.

Infrastructure means all plant, equipment, infrastructure and other tangible and intangible assets located at or on the Mining Leases in the custody or control of the Vendor as at the Execution Date.

Information means and includes:

(a)	all data, information, development plans, materials and records relating to the Mineral Leases, whether in written or electronic format;

(b)	all surveys, maps, plans, geophysical plots (including magnetics and electro magnetics) and diagrams of the Mineral Leases and adjacent areas;

(c)	all samples and ores, drilling locations and logs from drilling, development and production conducted on the Mineral Leases or adjacent areas;

(d)

all assays, reports, microprobe data, sample and visible grain count listings, geological, geochemical and petrographic samples and reports of or with respect to ores extracted from or located upon the Mineral Leases or adjacent areas; and

(e)

all papers, notes, advices and reports extracted or compiled from or based upon the documents and items referred to above and all other data, specification records (in whatever form), reports, accounts and other documents or things and knowledge (whether reduced to writing or not) relating to the Mineral Leases or adjacent areas.

Licence means the permission granted by the Vendor to the Purchaser to use the Infrastructure pursuant to clause 3.1(a)(ii)provided that the Purchaser assumes responsibility for the costs of maintenance of the Infrastructure

Material Adverse Effect means a material and adverse effect on the Mining Leases.

Mining Leases means:

(a)	the eight mining leases covering the Nechalacho Property and numbered NT 3178, NT 3179, NT 3265, NT 3266, NT 3267, NT 5534, NT 5535 and NT 5561, copies of which are set out in Schedule 12;

(b)

any other mining claim or mining lease which may be granted in lieu of or relate to the same ground as, the mining leases specified in paragraph (a) or may be granted as a result of an application and any extension, renewal, variation, conversion, amalgamation, replacement or substitution of such mining leases;

(c)

includes exclusive license to search for, win and take all minerals and other privileges appurtenant to the mining leases referred to in paragraphs (a) and (b) in accordance with the terms of the respective Mining Leases, as set out in Schedule 2.

Murphy Royalty means the existing 2.5% NSR royalty owned by a third party (Murphy) in respect of mining leases numbered NT 3178, NT 3179, NT 3265, NT 3266, and NT 3267.

Nominee means a wholly-owned subsidiary of the Purchaser formed for the sole purpose to acquire the Assets and Asset Information and hold the Licence pursuant to the terms of this Agreement.

Outgoings means all rents, rates, taxes, survey fees and other outgoings (periodical or otherwise) chargeable or payable in respect of the Mining Leases.

Party means a party to this Agreement and Parties means the parties to this Agreement.

Personal Property Securities Act means the Personal Property Securities Act SNWT 1994(NWT)

Royalties mean the Avalon Royalty and the Murphy Royalty and "Royalty" means any one of these.

Taxable Supply has the meaning given to it in the Excise Tax Act (Canada).

Transaction means the acquisition of the Assets and Asset Information by the Purchaser from the Vendor on the terms and conditions set out in this Agreement.

Transaction Period means the period between the Execution Date and the earlier of:

(a)	the Completion Date; and

(b)	the End Date.

Vendor Warranties means the warranties set out in clause 11.1 and Vendor Warranty means any one of them.

1.2	Interpretation

In this Agreement unless the context otherwise requires:

	(a)	headings are for convenience only and do not affect its interpretation;

	(b)	an obligation or liability assumed by, or a right conferred on, two or more persons binds or benefits all of them jointly and each of them severally;

(c)

the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

	(d)	a reference to any Party includes that Party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

	(e)	a reference to any document (including this Agreement) is to that document as varied, novated, ratified or replaced from time to time;

	(f)	a reference to the Purchaser includes a reference to a Nominee;

(g)

a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(h)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(i)

reference to clauses, schedules, exhibits or annexures are references to clauses, schedules, exhibits and annexures to or of this Agreement and a reference to this Agreement includes any schedule, exhibit or annexure to this Agreement;

(j)	a reference to time is to Toronto, Ontario time;

(k)

if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed, or the event must occur on or by the next Business Day in the relevant location;

(l)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning; and

(m)	a reference to $ or dollar is a reference to the currency of Canada.

2.	CONDITION PRECEDENT

2.1	Condition

Clause 3 (with the exception of clause 3.3) and 5 of this Agreement do not become binding on the Parties and are of no force or effect unless and until the following condition is satisfied as set out herein or waived in accordance with clause 2.2:

(a)

the Purchaser confirming in writing to the Vendor that it is satisfied in its sole discretion with its due diligence review of the Assets and Asset Information (the "Condition"). The Condition will be deemed satisfied unless the Purchaser delivers a written notice to the Purchaser on or before the End Date that it is not satisfied with its due diligence review.

2.2	Benefit of the Condition

The Condition in clause 2.1(a) is included in this Agreement for the benefit of the Purchaser and may only be waived by written notice from the Purchaser to the Vendor on or before the End Date.

2.3	Best Endeavours

Each Party must use its best endeavours to satisfy the Condition as soon as practicable after the Execution Date.

2.4	Termination before Completion

(a) The Purchaser, provided it has satisfied its obligations under clause 2.3, may, by notice to the Vendor prior to Completion, terminate this Agreement if:

	(i)	the Condition is not satisfied in accordance with clause 2.1 or waived in accordance with clauses 2.2, by the End Date; or

	(ii)	the Purchaser and the Vendor agree in writing that the Condition cannot be satisfied.

(b)	The Vendor, provided it has satisfied its obligations under clause 2.3, may, by notice to the Purchaser prior to Completion, terminate this Agreement if:

	(i)	the Condition is not satisfied in accordance with clause 2.1, or waived in accordance with clause 2.2, by the End Date; or

	(ii)	the Purchaser and the Vendor agree in writing that the Condition cannot be satisfied.

2.5	Effect of termination

If this Agreement is terminated under clauses 2.4, or 16, then:

	(a)	each Party is released from its obligations to further perform its obligations under this Agreement, except those expressed to survive termination;

	(b)	the Purchaser retains the rights it has against the Vendor in respect of any breach of this Agreement by the Vendor which occurred prior to termination;

	(c)	the Vendor retains the rights it has against the Purchaser in respect of any breach of this Agreement by the Purchaser which occurred prior to termination;

	(d)	the rights and obligations of each Party under each of the following clauses will continue independently from the other obligations of the Parties and survive termination of this Agreement:

		(i)	clause 1 (Definitions and Interpretation);

		(ii)	clause 18 (Confidentiality);

		(iii)	clause 21 (Governing Law);

		(iv)	clause 23 (Costs); and

		(v)	clause 24 (Miscellaneous); and

(e)

Notwithstanding anything in the Agreement to the contrary, any Consideration received by Vendor from the Purchaser prior to termination shall be retained by the Purchaser and not refunded to the Vendor.

3.	ACQUISITION

3.1	Agreement to buy and sell the Assets and Grant of Licence

(a) The Vendor agrees to:

(i) sell the Assets free from Encumbrances (other than the Royalties) and the Asset Information and the Purchaser agrees to purchase the Assets and Asset Information; and

(ii)

grant to the Purchaser a licence to use the Infrastructure on an "as is where is basis" until such time as Purchaser ceases Commercial Production in respect of the Assets or completes rehabilitation and rectification work in respect of the Assets whichever is later, on condition that Purchaser assumes all risks of use, liability and responsibility for all costs of operating, maintaining and replacing the Infrastructure.

for the Consideration and on the further terms and conditions set out in this Agreement.

3.2	Consideration

The Parties agree that the consideration payable by the Purchaser will be satisfied by:

(a) the payment of the Initial Cash Consideration by the Purchaser, which the Parties acknowledge has been satisfied as at the Execution Date; and

(b) the payment of the Deferred Cash Consideration by the Purchaser

(together, the Consideration) to the Vendor and in accordance with clause 3.3.

3.3	Payment of Consideration

The Purchaser must pay the Deferred Cash Consideration to the Vendor according to the following schedule:

(i)	$1.5 million within 7 days of the Execution Date

(ii)	A further $0.5 million within 30 days of the Execution Date

(iii)	A further $1.0 million within 60 days of the Execution Date

(iv)	A further $1.0 million within 90 days of the Execution Date

(v)	A further $0.8 million within 120 days of the Execution Date.

4.	CONDUCT BEFORE COMPLETION

4.1	Approvals

Each Party must obtain before the End Date:

(a)

all legal, regulatory, securities exchange and shareholder approvals that are necessary for that Party to give effect to the Transaction and to allow to complete the matters set out in this Agreement; and

(b)

all third-party consents and approvals including, without limitation, governmental consents and approvals, joint venture waivers of pre- emptive rights and waivers of rights of first refusal, that are necessary for that Party to give effect to the Transaction and to allow that Party to complete the matters set out in this Agreement.

5.	COMPLETION

5.1	Time and Place of Completion

Subject to the satisfaction or waiver of the Condition, Completion shall take place on the Completion Date at the office of the Purchaser or at such other place as the Purchaser and the Vendor may agree and at such time as shall be agreed by the Purchaser and the Vendor.

5.2	Completion obligations

At Completion:

(a) the Vendor must confirm in writing that there has been no breach of any Vendor Warranty at any time;

(b)

the Vendor must confirm in writing that there has been no event, occurrence or matter, which individually or when aggregated with all such events, occurrences or matters of a similar kind, taking place at any time which has a Material Adverse Effect;

(c)

the Purchaser must have paid the Deferred Cash Consideration to the Vendor in accordance with clause 3. 2(b) by bank cheque or electronic transfer to an account nominated by it or otherwise by the provision of cleared funds in a manner acceptable to the Vendor;

(d) the Parties must execute a Notice to Third Parties in the form attached as Schedule 3 to be filed with and registered by the Northwest Territories Mining Recorders office;

(e) the Vendor must give to the Purchaser all Asset Information held by the Vendor in relation to the Assets; and

(f)

the Purchaser and Vendor must enter into a service agreement under which the Vendor shall provide, as requested by the Purchaser and as agreed by the Vendor, specified management and technical resources and services to the Purchaser in relation to developing the Assets and the Licence.

5.3	Treatment of Royalties

(a)	Avalon Royalty. At Completion, the Vendor will cause its wholly owned subsidiary, 8110131 Canada Ltd, to

(i)

execute a waiver whereby 8110131 Canada Ltd agrees to waive the Avalon Royalty for five (5) years following commencement of Commercial Production by the Purchaser in respect of the Assets, such that during this period, the Purchaser (or a Related Body Corporate or other successor entity of the Purchaser) will not be liable to pay the royalty to 8110131 Canada Ltd; and

(ii)

enter into an option agreement under which 8110131 Canada Ltd agrees to grant the Purchaser an option to pay a fixed amount of $2,000,000 at any time during the eight (8) year period after the Completion Date whereupon on exercise of the option 8110131 will agree to waive the Avalon royalty in respect of the Assets in perpetuity.

(b)

Murphy Royalty. At Completion, the Parties shall enter into an option agreement pursuant to which the Vendor agrees grant the Purchaser the option to purchase the Murphy Royalty for an inflation adjusted fixed amount estimated at $1.5 million as the Execution Date. As a condition of being granting the option to purchase the Murphy Royalty, the Purchaser must, upon exercising the option, extinguish, terminate and nullify the Murphy Royalty in respect of the Mining Leases to which it applies.

5.4	Completion simultaneous

(a)

Subject to clause 5.4(b), the actions to take place under this clause 5 are interdependent and must take place, as nearly as possible, simultaneously. If one action does not take place, then without prejudice to any rights available to any Party as a consequence:

		(i)	there is no obligation on any Party to undertake or perform any of the other actions;

		(ii)	to the extent that such actions have already been undertaken, the Parties must do everything reasonably required to reverse those actions; and

(iii)

each Party must return to the other all documents delivered to it under this Agreement and must each repay to the other all payments received by it under this Agreement, without prejudice to any other rights any Party may have in respect of that failure.

(b)	The Purchaser may, in its sole discretion, waive any or all of the actions that the Vendor is required to perform under clause 5.2.

6.	TITLE AND RISK

6.1	Title and right to possession

The title in and right to possession of the Assets and Asset Information passes to the Purchaser on Completion.

6.2	Risk

The Assets are at the risk of the Vendor until Completion after which time the Assets are at the risk of the Purchaser.

7.	PERFECTION OF TITLE OF ASSETS

If any of the rights of the Vendor as legal and beneficial owners of the Assets are for any reason whatsoever not capable of being legally transferred to, conferred upon or exercised by the Purchaser in the Purchaser’s name, the Vendor transfers such rights to be exercised by the Purchaser in the name of the Vendor as and with effect from Completion and the Vendor shall hold such rights in trust for the Purchaser, as bare trustee for the sole benefit and account of the Purchaser. If such circumstance arises, the parties will enter into a declaration of bare trust agreement to govern the relationship, in form acceptable to the Purchaser.

8.	ACCESS AND CO-EXISTENCE RIGHTS

8.1	Access to the Mining Leases

The Purchaser acknowledges and agrees that the Vendor must continue to have access to the Mining Leases for the purpose of inspecting, exploring, developing, mining and exploiting the Basal Zone and as otherwise permitted in accordance with clause 8.2.

8.2	Cooperation of Parties

(a)

The Vendor and the Purchaser agree to cooperate and confer with one another in relation to the exercise of their respective ownership interests of the Mining Leases in good faith and acting reasonably, will agree upon the manner of their exercise in order to minimise interference with each other’s present or future operations.

(b)

The Parties agree to meet at least once in each quarter (or as otherwise agreed) to discuss matters relating to the Mining Leases and their respective exploration and or mining plans and activities on the Mining Leases and to co-ordinate administration issues, (including, planning proposed exploration programmes and expenditure over the Mining Leases, expenditure exemptions, conversion and relinquishment of areas within Mining Leases) and any other matters relating to the Mining Leases which either Party reasonably requests be discussed at that meeting.

(c)

Notwithstanding anything in this agreement to the contrary, the Purchaser acknowledges and agrees that in conducting its exploration, development and mining activities in respect of the Assets, that Purchaser will not unreasonably withhold or impede the Vendor from future access to enable Vendor to explore, develop and bring the Basal Zone into production. Further, the Purchaser shall consider any potential impact on Avalon’s ability to develop the Basal Zone and, if reasonable, shall seek to minimize such impact. The Parties further agree to negotiate and agree to a collaborative development solution should favourable economic circumstances permit simultaneous development and mining of both the Purchaser’s Assets and the Basal Zone.

(d)

The Vendor may not conduct any exploration, development or mining activities in respect of the Basal Zone, without providing advance written notice describing in sufficiently reasonably detail the scope and timing of Vendor’s planned activities.

(e)

In the event that the Vendor provides notice as required under clause 8.2(d) above, then the Parties must negotiate an appropriate form of cooperation agreement that will protect the Purchaser from any interference with its ongoing or planned future operations in respect of the Assets that any of the Vendor’s activities may cause.

(f)

The Parties agree to cooperate with each other to the extent reasonably practicable in the sharing and use of exploration and geological/geochemical/geophysical data including the collection of samples, drilling and assaying so that, if either so requests, such samples will be assayed for additional minerals at the sole cost of the requesting Party.

8.3	Obligations of the Parties

The Parties must, in the exploitation of their respective ownership interests in the Mining Leases:

	(a)	comply with the conditions of the Mining Leases;

(b)

comply with the Applicable Laws and obtain all applicable approvals, authorizations and permissions from relevant Government Authorities dealing with the exploration for and mining of minerals from the Mining Leases

	(c)	carry out its operations upon the Mining Leases in accordance with good mining practices;

	(d)	comply with obligations for consultation with Aboriginal groups in the area and accommodation of Aboriginal Rights;

	(e)	keep all drill holes, costeans, trenches, excavations, shafts and other workings secure and safe and properly maintained and, where necessary, fenced;

	(f)	not do or suffer to be done anything which will or may place in jeopardy or render the Mining Leases liable to forfeiture or non-renewal;

	(g)	comply with the all relevant safety legislation and other requirements; and

	(h)	insure its workers as required by all applicable laws and maintain customary environmental liability and public liability insurances;

9.	ASSIGNMENT

9.1	Assignment by the Parties

Subject to clauses 9.3 and 9.5, no Party (Assigning Participant) may assign, part with possession of, grant any power of attorney over or in any other way directly or indirectly deal with the Mining Leases, or its interest or obligations in this Agreement unless the Assigning Participant first offers to assign such interest to the other Party (Non-Assigning Participant) upon the same terms and conditions as the proposed terms and conditions of the assignment to the third party (as determined by clause 9.2) and such offer has not been accepted by the Non-Assigning Participant within thirty (30) days after the making of the offer.

9.2	Terms of Offer

For the purposes of clause 9.1, the identity of the proposed third party assignee, the proposed purchase price and other terms and conditions upon which the Assigning Participant is prepared to sell or dispose of its ownership interests in the Mining Leases or obligations in this Agreement must be provided to the Non- Assigning Participant at the time of the delivery of the offer and the proposed purchase price must be in cash or state the cash equivalent value of the proposed purchase price, unless this requirement is waived by the Non-Assigning Participant.

9.3	Assignment to a Related Body Corporate

(a)

Subject to clause 9.3(b), clause 9.1 will not apply if the Assigning Participant is assigning the ownership interests in the Mining Leases or obligations in this Agreement or to a related body corporate (Related Body Corporate) as that term is defined in the Corporations Act (or any other applicable legislation).

	(b)	If the Related Body Corporate is proposing to cease to be a related body corporate of the Assigning Participant, then:

(i) the assigned interest must be transferred back to the Assigning Participant prior to the Related Body Corporate ceasing to be a related body corporate of the Assigning Party; or

(ii) clause 9.1 will be applied to the transaction which results in the Related Body Corporate ceasing to be a related body corporate of the Assigning Party.

9.4	Deed of Assignment

Where an assignment is made to a third party, such assignment has no force or effect until such time as the third party has entered into a deed of covenant with the other Parties, on terms to the satisfaction of the other Parties (acting reasonably), binding the third party to observe and perform the terms and conditions set out in this Agreement.

9.5	Encumbrances

Other than as provided for in clause 15, no Party may create or permit the creation of any Encumbrance over the whole or part of its ownership interests in the Mining Leases unless:

(a) the Encumbrance is a mortgage, charge or other recognised form of security; and

(b)

the person taking the Encumbrance executes a deed of priority in a form reasonably acceptable to the other Parties, agreeing that in the exercise of the rights of that person under the Encumbrance, it comply with the terms of this Agreement.

10.	RELINQUISHMENT AND SURRENDER OF MINING LEASES

10.1	Relinquishment

(a)

Either Party must not relinquish all or part of its respective interest in the Mining Leases or fail to renew or extend the term of the Mining Leases (Relinquished Area) without first offering to transfer its interest in the Relinquished Area to the other Party or otherwise assist the other Party to acquire the Relinquished Area for $1.00, free from all Encumbrances (Transfer Offer).

(b) Clause 10.1(a) does not apply in the case of:

(i) compulsory relinquishment required by Applicable Laws; or

(ii) an assignment, sale or disposal of the Mining Leases, or the grant of an Encumbrance over the Mining Leases, in accordance with clauses 9 and 15.

(c) A Transfer Offer will remain open for acceptance by for thirty (30) days.

(d) If the other Party does not accept a Transfer Offer:

(i) the vending party may proceed with the proposed relinquishment or failure to renew or extension; and

(ii) upon relinquishment or failure to renew the Relinquishment Area,

the Rights to the Relinquished Area will be extinguished and the Purchaser and Vendor (as applicable) will not have any further rights to the Relinquished Area.

	(e)	If a Transfer Offer is accepted by the other party, then upon completion of the transfer of the Relinquished Area to the other party, this Agreement will cease to apply to the Relinquished Area.

	(f)	The transfer of the Relinquished Area pursuant to a Transfer Offer is subject to receipt of any consent or approval required under Applicable Laws.

	(g)	The vending party will bear all duty and other costs payable in relation to the transfer of the Relinquished Area under this clause 10.1.

	(h)	The transfer of the Relinquished Area does not affect any liability the other Party may have in relation to its activities on the Relinquished Area prior to its relinquishment.

(i)

Upon completion of the transfer of the Relinquished Area, vending party is released from all present or future disputes, claims, actions, proceedings, judgments, damages, losses, costs, expenses or liabilities howsoever arising in respect of the Relinquished Area.

10.2	Compulsory surrender and relinquishment

	(a)	Notwithstanding the requirements of clause 10.1, if the Purchaser is required under Applicable Laws to surrender any part of the Mining Leases:

(i) the Vendor must give the Purchaser prior notice of its intention to surrender and the part of the Tenement to be surrendered; and

(ii) the Parties will consult and negotiate in good faith to agree the areas of the Tenement to be surrendered.

	(b)	If the Parties are unable to agree which relevant area should be surrendered under clause 10.2(a), then the Purchaser may, acting reasonably, elect which relevant area is to be surrendered.

11.	VENDOR’S REPRESENTATIONS AND WARRANTIES

11.1	Representations and Warranties

The Vendor represents and warrants to the Purchaser (which representations and warranties shall survive Completion) that to the best of its knowledge, information and belief, both at the Execution Date and on each day between the Execution Date and Completion:

	(a)	the Vendor has full right, power and authority to enter into and perform its obligations under this Agreement and to sell, assign and transfer the

Assets to the Purchaser and such transfer shall convey to the Purchaser lawful, valid and unencumbered beneficial title to the Assets (other than the Royalties where applicable);

(b)	the Vendor has taken all necessary action to authorise the execution, delivery and performance of this Agreement in accordance with its terms;

(c)

the entry into and performance of this Agreement and all documents executed pursuant to this Agreement by the Vendor does not constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation), or default under any agreement or undertaking, by which the Vendor is bound;

(d)

the Vendor holds absolute legal and beneficial interest to the Assets and Asset Information and no other person except the Purchaser has any rights of any nature in respect of the Assets (other than the Royalties where applicable) and Asset Information;

(e)	the Vendor is able to sell and transfer the Assets and Asset Information, without first obtaining the consent of any third party;

(f)

on Completion, the Assets transferred to the Purchaser will be free from all Encumbrances of any nature (other than the Royalties and potential implications of historical agreements with Aboriginal groups where applicable);

(g)	no Event of Insolvency has occurred in respect of the Vendor nor has any act occurred or any omission been made which may result in an Event of Insolvency occurring in respect of the Vendor;

(h)

there is no litigation or proceeding or claim of any nature concerning the Assets, pending or threatened against the Vendor or any other person which may defeat, impair, detrimentally affect or reduce the right, title and interest of the Vendor in the Mining Leases or the interest therein expressed to be sold to the Purchaser under this Agreement, including any plaint seeking forfeiture of the Mining Leases;

(i)	the Mining Leases have been duly marked off, applied for and granted in accordance with the Applicable Laws;

(j)

the Mining Leases are in full force and effect and in good standing in accordance with the terms of their grant and all other Applicable Laws and regulations and are not liable to cancellation or forfeiture for any reasons;

(k)

the Vendor is not and has not been in breach of or contravention of any of the terms and conditions upon which the Mining Leases were granted or of any other rule, regulation or provision of the Applicable Laws or any other statute concerning, affecting or relating to the Mining Leases and the Vendor is not aware of any such breach;

(l)

the Vendor has not received notice of any act or omission which may render the Mining Leases subject to cancellation, revocation or forfeiture at any time, which may cause any term or condition to be amended or otherwise varied, which may restrict the enjoyment of rights conferred by the Mining Leases or which may prejudice the renewal of the Mining Leases, and the Vendor is not aware of any such act or omission;

(m)

there are no other agreements or dealings in respect of the Assets that have either been filed with the relevant Governmental Authorities but remain unregistered in respect of the Assets or have not been lodged with the relevant Governmental Authorities;

(n)	all rent, rates and Outgoings (up to and including the current year) in respect of the Mining Leases have been paid;

(o)	there are no powers of attorney or other authorities given by the Vendor which could authorise any person to deal with the whole or any part of the Mining Leases;

(p)

there are no undisclosed Environmental Liabilities relating to or affecting the Mining Leases, nor are there any circumstances relating to the Mining Leases which may reasonably be expected to give rise to future Environmental Liabilities;

(q)

the Vendor has not used, disposed of, generated or deposited any Dangerous Substances on, or transported, released or emitted any Dangerous Substance from the Mining Leases in contravention of Environmental Laws;

(r)	the Mining Leases are not contaminated in such a way as to empower any Government Authority to issue any orders, notices or directions in respect of any applicable Environmental Laws;

(s)	there are no outstanding notices, orders, directions, or declarations from or by any Government Authority in respect of any Environmental Laws applicable to the Mining Leases;

(t)

any information known to the Vendor concerning the Mining Leases which might reasonably be regarded as material to a purchaser for value of the Mining Leases has been disclosed in writing to the Purchaser;

(u)	there are no circumstances known to the Vendor which might reasonably be expected to materially adversely affect the Mining Leases.

11.2	Repetition of Vendor Warranties

The Vendor Warranties are deemed to be repeated on each day between the Execution Date and the Completion Date (including at Completion). Any reference made to the date of this Agreement or the Execution Date (whether express or implied) in relation to any Vendor Warranty shall be construed, in connection with the repetition of the Vendor Warranties, as a reference to the date of such repetition.

11.3	Independent Warranties

Each of the Vendor Warranties is to be construed independently of the others and is not limited by reference to any other Vendor Warranty.

11.4	Reliance

The Vendor acknowledges that the Purchaser has entered into this Agreement and will complete this Agreement in reliance on the Vendor Warranties .

11.5	Indemnity by the Vendor

The Vendor shall indemnify and keep indemnified the Purchaser from and against and in respect of:

(a)

any Claims of whatever nature suffered or incurred by the Purchaser as a result of any acts or omissions of the Vendor in connection with or relating in any way to the Assets after the Execution Date and prior to Completion; and

(b)

all loss, damage and costs suffered by the Purchaser arising in consequence of any of the representations or warranties set out in clause 11.1 being false, misleading or incorrect as at the Completion Date.

11.6	Indemnity by the Purchaser

(a) The Purchaser agrees at and after Completion, to release, indemnify and hold harmless the Vendor, its officers, directors, employees, agents and its affiliated and related companies, from and against any Claims related to, arising from or in connection with the Assets, including but not limited to:

(i) Environmental Liabilities, including any remedial, preventative or similar action which may be imposed or issued by any Government Authority or in respect of any non-compliance with Applicable Laws or with any applicable approvals, authorizations and permissions issued by Governmental Authorities in respect of the Assets.

(ii) personal injury or property damage arising under any statutory, law, tort, breach of statutory duty, strict liability or any other doctrine or theory; or

(iii) any acts or omissions of the Purchaser.

(b) The Purchaser shall indemnify and save the Vendor, and their directors, officers, employees and agents harmless from and against all Claims, suffered or incurred by them related to arising from or in connection with the following:

(i)	any breach of a representation or warranty made or given by the Purchaser contained in this Agreement; or

(ii)	a breach or non-fulfilment of any agreement, term or covenant on the part of the Purchaser made or to be observed or performed under this Agreement.

11.7	Notification of Warranty Breaches

The Vendor must promptly notify the Purchaser if at any time after the Execution Date and up to and including the Completion Date it becomes aware that:

(a) a Vendor Warranty has ceased to be true; or

(b) an act or event has occurred that would or might reasonably be expected to result in a Vendor Warranty ceasing to be true and must also provide the Purchaser with full details of that fact.

11.8	Purchaser rights

If at any time prior to Completion it becomes apparent that a Vendor Warranty has been breached or is likely to be breached or is untrue or misleading in any respect, or that a Vendor has breached any term of this Agreement, the Purchaser may (without prejudice to any other rights or remedies it has):

(a) rescind this Agreement by notice in writing to the Vendor; or

(b) proceed to Completion.

11.9	Covenant by the Vendor

The Vendor covenants with the Purchaser that, subject to the due performance of the Purchaser’s obligations under this Agreement, the Vendor will promptly deliver to the Purchaser all documents of title evidencing the Vendor’s interests in the Assets for whatever reason not delivered to the Purchaser at Completion or coming into the control of the Vendor after Completion.

11.10	Survival of Warranties

Each of the covenants, warranties, representations and undertakings contained in this Agreement will remain in full force and effect on and after the Completion Date notwithstanding Completion and shall not be affected by Completion or any rescission or failure by the Purchaser to rescind this Agreement.

11.11	No reliance by Purchaser

Purchaser acknowledges that it has relied entirely upon its own inspection, investigation and due diligence with respect to the Assets and Asset Information and the quantity quality, fitness, condition and value of the Assets and Asset Information.

12.	PURCHASER’S REPRESENTATIONS AND WARRANTIES

12.1	Representations and Warranties

The Purchaser represents and warrants to the Vendor (which representations and warranties shall survive Completion) that both at the Execution Date and as at the Completion Date:

(a) the execution and delivery of this Agreement has been duly and validly authorised by all necessary corporate action on behalf of the Purchaser; and

(b)

the Purchaser has full corporate power and lawful authority to execute and deliver this Agreement and to observe and perform or cause to be observed and performed all of its obligations in and under this Agreement.

13.	FURTHER ASSISTANCE

13.1	Vendor to do all reasonable acts

Subject to the due performance of the Purchaser’s obligations under this Agreement, the Vendor shall execute all such transfers, assurances, declarations and notices and do all such acts and things as the Purchaser may deem necessary to effectually vest the beneficial and legal title in the Assets in the Purchaser free from Encumbrances and enable the Purchaser to have the full benefit of this Agreement.

13.2	Purchaser to bear the cost

All matters required to be done by the Vendor pursuant to clause 13.1 shall be done at the expense of the Purchaser except in the case of any document, writing or thing required to be executed or done by reason of any breach or non- fulfilment by the Vendor of any of the provisions of this Agreement.

14.	MAINTENANCE OF MINING LEASES

14.1	Obligations during the Transaction Period

During the Transaction Period, the Vendor agrees to:

(a)	maintain the Mining Leases in full force and effect and keep the Mining Leases in good standing and free from any liability to forfeiture or non- renewal under Applicable Laws;

(b)	meet all Outgoings in respect of the Mining Leases;

(c)

observe and perform all stipulations and conditions relating to the Mining Leases (including, without limitation, expenditure conditions prescribed under the Applicable Laws and all Outgoings (periodical or otherwise) chargeable or payable in respect of the Mining Leases) and all statutory obligations relating to the Parties’ activities on the Mining Leases;

(d)	keep the Vendor and the Mining Leases free and clear of all mortgages, charges, caveats, security interests and other Encumbrances;

(e)	take all reasonable steps to protect the Mining Leases;

(f)	not, without the prior consent of the Purchaser, relinquish any portion of any of the Mining Leases;

(g)	keep the Mining Leases free and clear of any Encumbrances;

(h)	refrain from entering into any agreements in respect of or that touch upon the Mining Leases without the express consent of the Purchaser.

14.2	Indemnity

The Vendor shall indemnify the Purchaser against and shall pay to the Purchaser on demand a sum equal to, all liabilities, costs, expenses, damages and losses suffered or incurred by the Purchaser arising out of or in connection with any breach by the Vendor of any obligation under clause 10.1.

14.3	Parties to be kept informed

During the Transaction Period, the Vendor shall promptly pass to the Purchaser any notice or communication from any Governmental Authority in any way affecting the Mining Leases.

14.4	Access to Company information

The Vendor covenants in favour of the Purchaser that, during the Transaction Period, it will promptly provide to the Purchaser and its professional advisers all relevant information in respect of the Mining Leases, including:

(a) all Asset Information;

(b) copies of any relevant licences or regulatory approvals held or required in order to hold an interest in the Mining Leases; and

(c)

details of any known circumstances which have or might give rise to any litigation, arbitration, dispute or claim involving the Mining Leases and the details of any such existing, potential or previous litigation, arbitration dispute or claim.

14.5	Access and actions prior to Completion

(a) On and from the Execution Date, the Vendor must:

(i)

allow the Purchaser to carry out a legal, technical, and financial due diligence on the Assets and the Vendor, and will provide the Purchaser with all relevant information in respect of the Assets and the Vendor, in order for the Purchaser to complete this due diligence;

(ii)

ensure that the Purchaser and a reasonable number of persons authorised by the Purchaser are given reasonable access during normal business hours and on reasonable notice, to inspect the Assets, in order for the Purchaser to complete its due diligence; and

(iii)

provide the Purchaser unfettered access to the Mining Leases and reasonable cooperation and assistance to the Purchaser for the advancement of site inspection, investigation and study activities, exploration, environmental permitting and any other pre- development activity that the Purchaser may wish to progress in order to facilitate the eventual development of the Mining Leases.

14.6	Obligations following Completion

Following Completion the Parties must each pay half of all Outgoings in respect of the Mining Leases;

15.	CAVEATS

Any of the Parties may lodge such caveats pursuant to Applicable Laws as they think fit to protect their interests in the Mining Leases pursuant to this Agreement.

16.	DEFAULT BY EITHER PARTY

If any of the Parties (Defaulting Party) shall make default in the due observance or performance of any of its obligations under this Agreement the observance or performance of which is or becomes essential and such default shall continue for 14 days after the receipt of a notice in writing from the other Party (Non Defaulting Party) to remedy the default then the Non Defaulting Party may, without further notice to the Defaulting Party:

(a) rescind this Agreement and be entitled to such damages as to which the Non Defaulting Party would be entitled at common law or in equity; and or

(b) sue the Defaulting Party for specific performance.

17.	GST

17.1	GST Liability

(a)

This clause 17.11 covers the GST liabilities of the Parties in relation to a Taxable Supply made by one Party under this Agreement (the Provider) to the other Party under this Agreement (the Recipient ).

(b)

The Recipient must pay to the Provider the amount equal to the amount of any GST the Provider is liable to pay on any Taxable Supply made by the Provider under this Agreement (Provider’s Taxable Supply).

(c)

The Recipient must pay the Provider the amount in respect of GST the Recipient is liable to pay on each Provider’s Taxable Supply at the same time and in the same manner as the Recipient is obliged to pay for the Provider’s Taxable Supply provided that the Recipient may withhold payment of any amount in respect of GST until the Provider issues the Recipient with a valid invoice covering the relevant Taxable Supply.

	(d)	The price for each Provider’s Taxable Supply provided for by this Agreement, other than in this clause 17.1, does not include GST.

	(e)	GST must be paid in immediately available Canadian Dollars and not subject to escrow or restriction.

	(f)	If applicable, a Recipient may self -assess its GST liability pursuant to subsection 221(2) of the Excise Tax Act (Canada).

18.	CONFIDENTIALITY

18.1	Terms to remain confidential

Each Party is to keep confidential the terms of this Agreement, and any other Confidential Information obtained in the course of furthering this Agreement, or during the negotiations preceding this Agreement, and is not to disclose it to any person except:

	(a)	to employees, legal advisers, auditors and other consultants requiring the information for the purposes of this Agreement;

	(b)	with the consent of the disclosing Party as applicable;

	(c)	if the information is, at the date of this Agreement, lawfully in the possession of the recipient of the information through sources other than any of the other Parties;

	(d)	if required by law or a recognised securities exchange;

	(e)	if strictly and necessarily required in connection with legal proceedings relating to this Agreement; or

(f) if the information is generally and publicly available other than as a result of a breach of confidence.

18.2	Disclosure of information

A Party disclosing Confidential Information must use all reasonable endeavours to ensure that persons receiving Confidential Information from it do not disclose the information except in the circumstances permitted in clause 18.1.

18.3	Obligations continuing

The obligations under this clause 18 contain obligations, separate and independent from the other obligations of the Parties and remain in existence for a period of two (2) years from the Execution Date, regardless of any termination of this Agreement.

19.	NOTICES

19.1	Notice requirements

A notice, approval, consent or other communication in connection with this Agreement:

(a) must be in writing;

(b) must be marked for the attention of the person specified in clause 19.2 or, if a Party requests that notice be given to another person, then to that person; and

(c)

must be left at the address of the addressee, or sent by prepaid ordinary post (airmail if posted to or from a place outside Australia) to the address of the addressee or sent by email to the email address of the addressee which is specified in clause 19.2 or, if the addressee notifies another address or email address, then to that address or email address.

19.2	Addresses of parties

The address and email address of, and specified person for, each Party is:

(a) Vendor

Attention:	Mr. Donald Bubar

Address:	#1901 – 130 Adelaide St. W., Toronto, ON

If in person:	1-416-364-4938 x222

If by post:	As above

E-mail:	dsbubar@avalonAM.com

(b)	Purchaser

Attention:	Mr Geoff Atkins

Address:	Level 5, 56 Pitt Street, Sydney, New South Wales, Australia,
2000

If in person:	+61 421 556 453

If by post:	As above

E-mail:	gatkins@cheetahresources.com

19.3	Deemed Receipt

A notice, approval, consent or other communication takes effect from the time it is received unless a later time is specified in it. A letter or email is taken to be received:

(a) in the case of a posted letter, on the third (tenth, if posted to or from a place outside Australia) Business Day after posting; and

(b) in the case of email, on production of a report indicating that the email was delivered in an error free form to the email address of the recipient notified for the purpose of this clause.

20.	FURTHER ASSURANCE

Each Party shall sign, execute and do all deeds, acts, documents and things as may reasonably be required by the other Parties to effectively carry out and give effect to the terms and intentions of this Agreement.

21.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the law from time to time in Ontario, Canada and the Parties agree to submit to the non- exclusive jurisdiction of the courts of Ontario, Canada and the courts which hear appeals therefrom.

22.	VARIATION

No modification or alteration of the terms of this Agreement shall be binding unless made in writing dated subsequent to the date of this Agreement and duly executed by the Parties.

23.	COSTS

23.1	Duty

(a) The Purchaser will lodge this Agreement for duty assessment under the Duties Act if and when required.

(b) All duty assessed on or in respect of this Agreement shall be paid by the Purchaser.

23.2	Legal Costs

Each Party shall bear their own legal costs of and incidental to the preparation, negotiation and execution of this Agreement.

24.	MISCELLANEOUS

24.1	Severance

If any provision of this Agreement is invalid and not enforceable in accordance with its terms, all other provisions which are self-sustaining and capable of separate enforcement without regard to the invalid provision shall be and continue to be valid and forceful in accordance with their terms.

24.2	Waiver

Unless otherwise provided in this Agreement, no waiver or relaxation partly or wholly of any of the terms and conditions of this Agreement will be valid or binding on a Party unless in writing and duly executed or signed by or on behalf of that Party and any such waiver or relaxation will apply (unless agreed otherwise and duly executed or signed by or on behalf of that Party so waiving or relaxing such terms and conditions) to the particular occasion in question and will not be continuing and will not constitute a waiver or relaxation of any other term or condition of this Agreement.

24.3	Entire Agreement

This Agreement shall constitute the sole understanding of the Parties with respect to the subject matter and replaces all other agreements with respect thereto.

24.4	Approvals and consents

If the doing of any act, matter or thing under this Agreement is dependent on the approval or consent of a Party, that Party may give conditionally or unconditionally or withhold its approval or consent in its absolute discretion, unless this Agreement expressly provides otherwise.

24.5	No Merger

Any representation, warranty, indemnity, condition, undertaking or obligation of a Party under this Agreement, which is of a continuing nature or is not fully satisfied and discharged at Completion, will not merge on Completion, but will enure in favour of the Party to which it is given or owed and continue and remain in full force and effect.

24.6	Counterparts

This Agreement may be executed in any number of counterparts (including by way of facsimile) each of which shall be deemed for all purposes to be an original and all such counterparts taken together shall be deemed to constitute one and the same instrument.

24.7	Time

Time shall be of the essence in this Agreement in all respects.

24.8	Press Release

No Party, or any of their respective affiliates, shall make any public announcement or issue any press release regarding this Agreement or the transactions contemplated herein without providing an opportunity to the other Party to review and comment on such announcement or press release, The disclosing Party shall disclose the complete text to the other Party in writing at least two business days prior to release whereupon the other Party shall have the right to review and comment within such a two business day period. The disclosing Party shall consider the comments of the other Party in good faith. Nothing in this clause will prevent a Party from making timely disclosure as may be required by Applicable Laws.

EXECUTED by the Parties as at the date first written above.

EXECUTED by	)
CHEETAH RESOURCES PTY LTD	)
ACN 625 460 513)
in accordance with section 127 of the	)
Corporations Act 2001 (Cth):

/s/ Geoff Atkins	/s/ James Henderson
Signature of director	Signature of director

Geoff Atkins	James Henderson
Name of director	Name of director

EXECUTED by	)
AVALON ADVANCED MATERIALS INC.	)
A COMPANY CONTINUED UNDER THE LAWS	)
OF CANADA	)
in accordance with its constituent
documents and place of incorporation:

/s/ Donald S. Bubar

Donald S. Bubar

Director, President and Chief Executive
Officer

SCHEDULE 1 - MINING LEASES MAP AND DESCRIPTIO N

MAP

SCHEDULE 2 - MINING LEASES

Lease number	Status	Start of term	Expiry	NTS	Lot	Acres	Hectares
3178	1st Renewal	May-22-06	May-22-27	85I02	1001	2,602	1,053
3179	1st Renewal	May-22-06	May-22-27	85I02	1000	2,321	939
3265	1st Renewal	March-02-08	March-02-29	85I02	1005	906	367
3266	1st Renewal	March-02-08	March-02-29	85I02	1007	2,100	850
3267	1st Renewal	March-02-08	March-02-29	85I02	1006	2,570	1,040
5534	New	October-25-18	October-25-39	85I02	1012	1,353	550
5535	New	October-25-18	October-25-39	85I02	1013	2,198	894
5561	New	October-25-18	October-25-39	85I02	1011	229	93
TOTAL						14,279	5,786

SCHEDULE 3 - FORM OF NOTICE TO THIRD PARTIES

NORTHWEST TERRITORIES MINING REGULATIONS

NOTICE TO THIRD PARTIES

TO:	The Mining Recorder
Yellowknife, Northwest Territories

TO:	All persons who may be concerned

TAKE NOTICE THAT the undersigned, Cheetah Resources Pty Ltd. (the "Claimant"), a body corporate, incorporated under the laws of Australia, claims an interest in the following mining leases, all located in the Northwest Territories, and recorded in the office of the Mining Recorder, at Yellowknife, Northwest Territories, that is to say:

1. Mining Lease number NT-3178	5. Mining Lease number NT -3267
2. Mining Lease number NT-3179	6. Mining Lease number NT -5534
3. Mining Lease number NT-3265	7. Mining Lease number NT -5535
4. Mining Lease number NT-3266	8. Mining Lease number NT -5561

Under and by virtue of the Purchase and Sale agreement dated June __, 2019 between Avalon Advanced Materials Inc. and Cheetah Resources Pty Ltd.

AND TAKE NOTICE THAT the Claimant has not authorized or consented to the transfer, sale or the disposition of the said mining leases to any person, firm or corporation.

The address for service of the Claimant is as follows:

Cheetah Resources Pty Ltd
Level 5, 56 Pitt Street,
Sydney, New South Wales, Australia, 2000

DATED at the City of Toronto in the Province of Ontario, this ___ day of ____, 2019.

CHEETAH RESOURCES PTY LTD

Per:_____________________________
Name: Geoff Atkins
Title: Managing Director

AFFIDAVIT VERIFYING CORPORATE SIGNING AUTHORITY

I, ____________________________, of the City of __________________________, in the Province of ____, ____________________

MAKE OATH AND SAY AS FOLLOWS:

1. That I am an officer of __________________________ named in the within or annexed instrument.

2. I am authorized by the corporation to execute the instrument without affixing a corporate seal.

SWORN BEFORE ME at the City of ____________,)
in the Province of ______________________,)
this ____ day of _____________, A.D. 20___.)

____
Signing Officer

____
Notary Public in and for the Province of
____

Expiry: __________________________

AFFIDAVIT OF EXECUTION

I ______________________, of the City of _______________, in the Province of _________________

MAKE OATH AND SAY AS FOLLOWS:

1. I was personally present and did see ______________________ named in the within instrument, who was personally present to me to be the person named therein, duly sign and execute the same for the purposes named therein.

2. The same was executed at the City of ___________________________________ in the Province of __________________________, and I am the subscribing witness thereto.

3. I know the said person and is in my belief of the full age of eighteen (18) years.

SWORN BEFORE ME at the City of ___________,)
in the Province of _________________________,)
this ______ day of _______________, A.D. 20____.)

____
Witness

____
Notary Public in and for the Province of
____

Expiry: __________________________

4929-01/2122216_5 1